Exhibit 99.3

XP INC. Proxy for Annual General Meeting of Shareholders on May 30, 2025 Solicited on Behalf of the Board of Directors I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company hereby appoint of or failing him/her of or failing him/her the duly appointed chairman of the Meeting (the “Chairman”), with full power of substitution and power to act alone, as proxies to vote all the Common Shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of XP Inc. (the “Company”), to be held on May 30, 2025 at 10:00 a.m. (BRT)/ 9:00 a.m. Eastern Time at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olimpia – Sao Paulo, Brazil 04551-065, and at any adjournments or postponements thereof, as follows: (Continued and to be signed on the reverse side) 1.114475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF XP INC. May 30, 2025 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at – https://investors.xpinc.com/en/news-events/shareholder-meetings/ Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00030333333333000000 2052424 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS. If you do not complete this section, your proxy will vote in favor of the proposal and will vote or abstain at his/her discretion on any other business that may be raised at the AGM. Notice is hereby given that an Annual General Meeting of the Company (the “AGM”) will be held at the Company’s offices located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065 on May 30, 2025 at 10:00 am (BRT/9:00 am Eastern Time). Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting. EMAIL - proxy@equiniti.com FAX—718-765-8730 1. Approval and ratification of the Company’s consolidated financial statements and the auditor’s report for the fiscal year ended December 31, 2024. FOR AGAINST ABSTAIN To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

XP INC.

May 30, 2025

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-201-299-4446** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.

VIRTUALLY AT THE MEETING - The company will be hosting the meeting live via the Internet this year. To attend the meeting via the Internet please visit https://web.lumiconnect.com/214575958 (password: xpinc2025) and be sure to have available the control number.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card are available at – https://investors.xpinc.com/en/news-events/shareholder-meetings/

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00030333333333000000 2 052424

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICES BY MARKING THE APPROPRIATE BOXES. WHERE A CHOICE IS NOT SPECIFIED, THE PROXIES WILL VOTE YOUR SHARES IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

If you do not complete this section, your proxy will vote in favor of the proposal and will vote or abstain at his/her discretion on any other business that may be raised at the AGM.

Notice is hereby given that an Annual General Meeting of the Company (the "AGM") will be held at the Company's offices located at Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Olímpia – São Paulo, Brazil 04551-065 on May 30, 2025 at 10:00 am (BRT/9:00 am Eastern Time).

Whether or not you plan to attend the AGM, please promptly complete, date, sign and return the enclosed personalised proxy card attached to this Notice in the enclosed, pre-addressed envelope provided for that purpose so that your vote is received before 11:59 PM (Eastern Time) the day before the meeting.

EMAIL - proxy@equiniti.com

FAX - 718-765-8730

	FOR	AGAINST	ABSTAIN
1. Approval and ratification of the Company's consolidated financial statements and the auditor's report for the fiscal year ended December 31, 2024..	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.